EnCana Corporation
Prospect Disclosure Statement
Cutbank Ridge Gas Play — October 26, 2005
This disclosure statement is being filed with the securities regulatory authorities in Canada as a supporting filing under section 5.9 of National Instrument 51-101 in respect of disclosure which EnCana Corporation may make from time to time of anticipated results from its prospect known as the Cutbank Ridge Gas Play. The Cutbank Ridge Gas Play is one of EnCana’s resource plays.
The following is in response to the items listed in section 5.9 of National Instrument 51-101:
(a)	Location and basin name:

Block H/93-P-01 to I/93-I-16 as well as Townships 67 thru 77, Ranges 10 thru 21 West of 6th Meridian in Alberta and NE British Columbia. In the Peace River Arch Deep Basin of the Western Canadian Sedimentary Basin, some 30 miles south of Dawson Creek.

(b)	Gross and net interest in the property:

EnCana has assembled approximately 865,000 gross acres (some 765,000 net) over this play.

(c)	Interest expiry date:

Petroleum and natural gas lease expiries typically occur five years from date of issuance unless held by production. EnCana believes that all relevant acreage will be held by production prior to expiration of the primary term.

(d)	Target zone name, geologic age and lithology:

Primary Target: Cadomin formation, Lower Cretaceous (100 to 120 million years of age), low permeability sand and conglomerate with minor sandstones.

Secondary Target: Doig and Montney formations, Triassic (~230 million years of age). Carbonate cemented quartz sandstones/siltstones.

(e)	Distance to the nearest analogous commercial production:

Approximately 5 miles

(f)	Product types reasonably expected:

Cadomin: Sweet natural gas and associated natural gas liquids. Triassic: Low H2S natural gas and associated natural gas liquids.

Cutbank Ridge — Prospect Disclosure Statement — October 26, 2005
(g)	Range of Pool or Field Sizes:

In keeping with EnCana’s definition of a resource play, EnCana believes that this prospect extends over a number of townships. Single sections are each estimated to contain from approximately 3 - 7 BCF of recoverable sweet gas in the Cadomin

In the Triassic recoverable gas in place estimates range from approximately 1.0 - 7.0 BCF per well.

(h)	Depth of the target zone:

Cadomin: 7200 to 9200 feet TVD (true vertical depth). Triassic: 8,000 to 12,000 feet TVD(true vertical depth).

(i)	Estimated cost to drill a well to the target depth and test:

Cadomin: approximately US $2.5 million for a horizontal well Triassic: approximately US $1.5 - 3.3 million for a vertical well depending on depth.

(j)	Reasonably expected drilling commencement and completion dates:

Drilling operations are ongoing on this gas play with EnCana’s long range plan calling for exploitation and development through 2010.

(k)	Anticipated prices to be received for each product type reasonably expected:

Cadomin: AECO postings less appropriate processing, compression and pipeline transportation fees for sweet, dry natural gas (heating value approx. 965 Btu/scf).

Triassic: AECO postings less appropriate processing, compression and pipeline transportation fees for sour, dry natural gas (heating value approx. 1016 Btu/scf).

(l)	Reasonably expected marketing and transportation arrangements:

The natural gas will be marketed to North American customers via one or more sales pipelines surrounding the area.

(m)	Operator and relevant experience:

EnCana Oil & Gas Partnership, an indirect wholly owned subsidiary of EnCana Corporation. EnCana Corporation is one of the largest independent exploration & production companies, worldwide and has considerable experience in all aspects of exploration, exploitation and development associated with plays of this nature.

Cutbank Ridge — Prospect Disclosure Statement — October 26, 2005
(n)	Risk and probability of success:

Cadomin: To date, 120 out of 127 wells EnCana has drilled on this play have been successful. Over the life of this development opportunity (through 2010), EnCana expects to drill approximately 1000 wells with the vast majority being successful.
Triassic: To date, 40 out of 42 wells EnCana has drilled on these plays have been successful. Over the life of this development opportunity (through 2010), EnCana expects to drill approximately 150 wells with the vast majority being successful.

(o)	Positive and negative factors relevant to the expected results, pursuant to section 5.10:

The business of exploring for and producing oil and natural gas is inherently risky and uncertain. Some of these risks and uncertainties include, among other things: volatility of commodity prices; product supply and demand; imprecision of reserve estimates; timing & costs of wells and related production facilities; and price & availability of oil field services. What are believed to be two of the greater technical risks specific to this play are: possible presence of up dip water; and variations in permeability.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this disclosure statement are forward-looking statements. Forward-looking statements in this disclosure statement include, but are not limited to: anticipated lease expiry dates; estimated recoverable gas; estimated drilling costs; estimated drilling periods; anticipated prices; anticipated number of wells to be drilled; anticipated drilling success; anticipated marketing and transportation arrangements; and potential factors relevant to expected results. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in

Cutbank Ridge — Prospect Disclosure Statement — October 26, 2005
which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this disclosure statement are made as of the date of this disclosure statement, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this disclosure statement are expressly qualified by this cautionary statement.